USAllianz Variable Insurance Products Trust

Aggressive Growth Fund

Strategic Growth Fund

Global Opportunities Fund

Capital Growth Fund

Growth Fund

American Growth Fund

Comstock Fund

Growth and Income Fund

Diversified Assets Fund

Fixed Income Fund

Money Market Fund

**Prospectus
May 1, 2001**

Shares of each Fund are sold exclusively to certain insurance companies in connection with particular variable annuity contracts and/or variable life insurance policies they issue. The insurance companies invest in shares of the Funds in accordance with instructions received from owners of the applicable annuity or life insurance policy.

This Prospectus must be accompanied or preceded by a current prospectus for the variable annuity contracts or variable life insurance contracts that invest in the Funds.

*USAllianz
Advisers, LLC (the "Manager")*

*Allianz of America, Inc.
(the "Adviser")*

The Securities and Exchange Commission has not approved or disapproved the shares described in this Prospectus or determined whether this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Questions?
Call toll free 1-877-833-7113
or your investment representative.

Table of Contents

Risk/Return Summary; Investment Objectives, Principal Investment Strategies and Related Risks

Carefully review this important section, which summarizes each fund's investments, strategies and risks.

Fund Management

Review this section for details on the people and organizations who oversee the funds.

Shareholder Information

Review this section for details on how shares are valued, how to purchase, sell and exchange shares, related charges and payments of dividends and distributions.

Financial Highlights

Review this section for details on selected financial highlights of the funds.

Back Cover


The USAllianz Variable Insurance Products Trust (the "USAllianz VIP Funds") offers eleven separate investment portfolios (collectively, the "Funds" and each individually, a "Fund"). Of these, six are managed by USAllianz Advisers, LLC (the "Manager") which in turn has retained independent money management organizations (the "Specialist Managers") to make investment decisions on behalf of the Funds. The Manager selected each Specialist Manager based on the Specialist Manager's experience with the investment strategy for which it was selected. Each of the remaining five Funds has Allianz of America, Inc (the "Adviser" or "AZOA") as its investment adviser. Set forth below are the Funds and the corresponding Specialist Manager and Adviser. The USAllianz VIP Funds provide an investment vehicle for variable annuity contracts and variable life insurance policies offered by the separate accounts of various life insurance companies.

Fund	Specialist Manager/Adviser
Growth and Income Fund and Comstock Fund	Van Kampen Asset Management Inc.
Aggressive Growth Fund and Capital Growth Fund	Van Kampen Investment Advisory Corp.
Strategic Growth Fund and American Growth Fund	Fred Alger Management, Inc.
Global Opportunities Fund, Growth Fund, Diversified Assets Fund, Fixed Income Fund and Money Market Fund	AZOA

Other Funds may be added or deleted from USAllianz VIP Funds from time to time.

The following is a summary of certain key information that describes each Fund's objectives, principal investment strategies, principal investment risks and certain performance information.


Aggressive Growth Fund

Investment Objective and Principal Investment Strategies

The Fund's investment objective is capital growth. This objective may be changed by the Trustees without shareholder approval. In pursuit of its objective, the Fund normally invests at least 65% of its total assets in common stocks or other equity securities, including preferred stocks and convertible securities, that the Fund's Specialist Manager believes have an above-average potential for capital growth. In selecting securities for investment, the Fund focuses primarily on equity securities of small- and medium-sized companies, although the Fund may invest its assets in securities of larger-sized companies that the Specialist Manager believes have an above-average potential for capital growth. Under current market conditions, the Fund's Specialist Manager generally defines small- and medium-sized companies by reference to those companies within or below the capitalization range of companies represented in the Standard & Poor's MidCap 400 Index (which consists of companies in the capitalization range of approximately $88 million to $13.7 billion as of June 30, 2000). The Fund's primary approach is to seek what the Fund's Specialist Manager believes to be attractive growth opportunities on an individual company basis. The Fund's Specialist Manager uses a "bottom-up" disciplined style of investing that emphasizes the analysis of individual stocks rather than economic and market cycles. The Fund focuses on those companies that exhibit rising earnings expectations and rising valuations. In selecting securities for investment, the Fund generally seeks companies that appear to be positioned to produce an attractive level of future earnings through the development of new products, services or markets or as a result of changing markets or industry conditions. The Fund does not limit its investments to any single group or type of security. The Fund may invest in securities involving special circumstances, such as initial public offerings, companies with new management or management reliant upon one or a few key people, special products and techniques, limited or cyclical product lines, markets or resources or unusual developments, such as mergers, liquidations, bankruptcies or leveraged buyouts. The Fund generally sells securities when earnings expectations or valuations flatten or decline. Other factors include a change in economic or market factors in general or with respect to a particular industry, a change in the market trend or other factors affecting an individual security, changes in the relative market performance or appreciation possibilities offered by individual securities and other circumstances bearing on the desirability of a given investment. The Fund may invest up to 20% of its total assets in securities of foreign issuers. The Fund may purchase and sell certain derivative instruments, such as options, futures and options on futures, for various portfolio management purposes.

(See "Other Considerations – Temporary Defensive Positions".)

Principal Investment Risks

The price per share of the Fund will fluctuate with changes in value of the investments held by the Fund. You may lose money by investing in the Fund. There is no guarantee that the Fund will achieve its objective. The Fund faces the following general risks:

- *Market Risk:* The values of stocks fluctuate in response to the activities of individual companies and general stock market and economic conditions. Stock prices may decline over short or even extended periods. Stocks are more volatile and riskier than some other forms of investment, such as short-term, high-grade fixed income securities.

- *Selection Risk:* Selection risk is the chance that poor security selection will cause the Fund to underperform other funds with similar investment objectives.

- *Growth Stocks:* Growth stocks tend to shift in and out of favor depending on market and economic conditions. Thus, the returns on growth stocks may trail returns from other types of investments in the overall stock market.


Aggressive Growth Fund
continued

- *Capitalization Risk:* To the extent the Fund invests significantly in small or mid-capitalization companies, it may have capitalization risk. These companies may present additional risk because they have less predictable earnings, more volatile share prices and less liquid securities than large capitalization companies. These securities may fluctuate in value more than those of larger, more established companies and, as a group, may suffer more severe price declines during periods of generally declining stock prices.

- *Foreign Risks:* Because the Fund may own securities of foreign issuers, it may be subject to risks not usually associated with owning securities of U.S. issuers. These risks can include fluctuations in foreign currencies, foreign currency exchange controls, political and economic instability, differences in financial reporting, differences in securities regulation and trading and foreign trading issues.

- *Emerging Market Risk:* Investments in emerging markets present greater risk than investing in foreign issuers generally. Emerging market countries have political, legal and economic systems that are less developed and less stable than those of more developed nations, often making such investments less liquid and more volatile.

- *Derivative Instruments:* In general terms, a derivative instrument is one whose value depends on (or is derived from) the value of an underlying asset, interest rate or index. Options, futures and options on futures are examples of derivative instruments. Derivative instruments involve risks different from the direct investment in underlying securities. These risks include imperfect correlation between the value of the instruments and the underlying assets; risks of default by the other party to certain transactions; risks that the transactions may result in losses that partially or completely offset gains in portfolio positions; and risks that the transactions may not be liquid.

Performance Information

This Fund is a new Fund for which performance information is not yet available.

The NAV of the Fund will fluctuate with market conditions.

Who May Want to Invest?

Consider investing in the Fund if you are:
- Investing for long-term goals, such as retirement
- Seeking to add an aggressive growth component to your portfolio
- Seeking capital appreciation and are willing to accept the higher volatility associated with investing in small- and mid-cap growth stocks

This Fund will not be appropriate for someone:
- Seeking safety of principal
- Investing for the short-term or investing emergency reserves
- Looking primarily for regular income


Strategic Growth Fund

**Investment Objective and
Principal Investment Strategies**

The Fund's investment objective is long-term capital appreciation. This objective may be changed by the Trustees without shareholder approval. In pursuit of its objective, the Fund normally invests at least 65% of its total assets in equity securities of all capitalizations, such as common or preferred stocks, which are listed on U.S. exchanges or in the over-the-counter market. The Fund invests primarily in "growth" stocks. The Fund's Specialist Manager, believes that these companies tend to fall into one of two categories:

- *High Unit Volume Growth:* Vital, creative companies which offer goods or services to a rapidly expanding marketplace. They include both established and emerging firms, offering new or improved products, or firms simply fulfilling an increased demand for an existing line.
- *Positive Life Cycle Change:* Companies experiencing a major change which is expected to produce advantageous results. These changes may be as varied as new management, products or technologies; restructuring or reorganization; or merger and acquisition.

The Fund can leverage, that is, borrow money, to buy additional securities for its portfolio. By borrowing money, the Fund has the potential to increase its returns if the increase in the value of the securities purchased exceeds the cost of borrowing, including interest paid on the money borrowed. The Specialist Manager will consider selling securities when it determines that such securities would no longer meet its criteria for purchase or when alternative investments become more attractive.

(See "Other Considerations – Temporary Defensive Positions".)

Principal Investment Risks

The price per share of the Fund will fluctuate with changes in value of the investments held by the Fund. You may lose money by investing in the Fund. There is no guarantee that the Fund will achieve its objective. The Fund faces the following general risks:

- *Market Risk:* The values of stocks fluctuate in response to the activities of individual companies and general stock market and economic conditions. Stock prices may decline over short or even extended periods. Stocks are more volatile and riskier than some other forms of investment, such as short-term, high-grade fixed income securities.
- *Selection Risk:* Selection risk is the chance that poor security selection will cause the Fund to underperform other funds with similar investment objectives.
- *Capitalization Risk:* To the extent the Fund invests significantly in small or mid-capitalization companies, it may have capitalization risk. These companies may present additional risk because they have less predictable earnings, more volatile share prices and less liquid securities than large capitalization companies. These securities may fluctuate in value more than those of larger, more established companies and, as a group, may suffer more severe price declines during periods of generally declining stock prices.
- *Growth Stocks:* Growth stocks tend to shift in and out of favor depending on market and economic conditions. Thus, the returns on growth stocks may trail returns from other types of investments in the overall stock market.


Strategic Growth Fund
continued

- *Leverage:* The Fund is subject to the risk that the cost of borrowing money to leverage will exceed the returns for the securities purchased or that the securities purchased may actually go down in value; thus, the Fund's net asset value could decrease more quickly than if it had not borrowed.

- *Foreign Risks:* Because the Fund may own securities of foreign issuers, it may be subject to risks not usually associated with owning securities of U.S. issuers. These risks can include fluctuations in foreign currencies, foreign currency exchange controls, political and economic instability, differences in financial reporting, differences in securities regulation and trading and foreign taxation issues.

- *Emerging Market Risk:* Investments in emerging markets present greater risk than investing in foreign issuers generally. Emerging market countries have political, legal and economic systems that are less developed and less stable than those of more developed nations, often making such investments less liquid and more volatile.

Performance Information

This Fund is a new Fund for which performance is not yet available.

The NAV of the Fund will fluctuate with market conditions.

Who May Want to Invest?

Consider investing in the Fund if you are:
- Investing for long-term goals, such as retirement
- Seeking to add a leveraged or strategic growth component to your portfolio
- Seeking capital appreciation and are willing to accept the higher volatility associated with investments using leveraging strategies

This Fund will not be appropriate for someone:
- Seeking safety of principal
- Investing for the short-term or investing emergency reserves
- Looking primarily for regular income


Global Opportunities Fund

**Investment Objective and
Principal Investment
Strategies**

The Fund's investment objective is long-term growth of capital, which may not be changed without shareholder approval. In pursuit of its objective, the Fund normally invests at least 80% of its total assets in equity securities, which include common stocks, preferred stocks, convertible securities, warrants and rights of U.S. and foreign issuers. Generally, the companies in which the Fund invests will be doing business in one of the following seven industry sectors:

- *Natural Resources.* Natural resources, energy and construction service industries, including companies that provide basic resources for developing and industrialized countries (such as energy resources, utilities, building materials, forest and paper products, metals and miscellaneous materials).

- *Life Style.* Innovative, solution-oriented companies in the consumer goods industry (such as producers and providers of appliances, household durable products, household products, recreation and other consumer goods), food industry (such as beverages, food and tobacco) and companies engaged in the design, production and/or distribution of goods or services in the leisure, tourism and merchandising industry.

- *Financials.* Forward-thinking, solution driven companies providing financial-related services (such as banking, insurance and financial services, as well as real estate, wholesaling and international trade firms).

- *High Technology.* Companies that rely extensively on high technology in their product range, development and/or operations (such as data processing and reproduction companies, electrical, electronics and electronic equipment companies).

- *Telemedia.* Companies engaged in the development, production, sale and/or distribution of media-related services (such as broadcasting, publishing and internet companies) and companies committed to the development of new information technologies, contributing to progress being made in the development of new communication infrastructures and developing strategic communication solutions for the global economy.

- *Life Science.* Global companies that offer innovative health and personal care services and products (including pharmaceutical and other health care companies).

- *Transportation.* Innovative and solution-driven companies engaged in the business of transportation on either a regional or global basis.

Although the Fund invests primarily in larger capitalization companies, the Fund is not limited to such investments and will consider investing in securities of companies with varying market capitalizations if they otherwise meet the Adviser's criteria for purchases. Similarly, while companies whose principal trading markets are developed or industrialized countries are likely to be the Fund's principal investments, the Fund is not limited to such investments and will consider investing in securities of companies trading in emerging or developing markets. The Fund may invest more than 25% of its total assets in a single country.

The Adviser uses its own research, as well as input from its affiliates around the world and other third parties to identify attractive companies meeting the above sector descriptions. The Adviser then uses a fundamental "bottom-up" approach to selecting securities for investment. Factors considered may include analysis of an issuer's financial condition, industry position, management, growth prospects, earnings estimates and other general economic and market conditions. Based upon the analysis of such factors, the Adviser selects those securities which, in the Adviser's judgment, will produce a return that exceeds the average for companies included in the MSCI


Global Opportunities Fund
continued

World Equity Index. The Fund may be overweighted or underweighted in a particular sector or country relative to the MSCI World Equity Index based upon the Adviser's judgment as to the relative prospects for investments in particular sectors and countries.

Because the United States currently comprises approximately 50% of such Index, the Fund will normally invest approximately the same amount in U.S. securities.

The Adviser will consider selling securities when the securities no longer meet the Adviser's criteria for purchase or when alternative investments become more attractive.

The Adviser does not intend to invest in markets where property rights are not defined and supported by adequate legal infrastructure. The Fund may trade forward foreign currency contracts to hedge currency fluctuations of underlying security positions when it is believed that a foreign currency may suffer a decline against the U.S. dollar.

(See "Other Considerations – Temporary Defensive Positions".)

Principal Investment Risks

The price per share of the Fund will fluctuate with changes in value of the investments held by the Fund. You may lose money by investing in the Fund. There is no guarantee that the Fund will achieve its objective. The Fund faces the following general risks:

- *Market Risk:* The values of stocks fluctuate in response to the activities of individual companies and general stock market and economic conditions. Stock prices may decline over short or even extended periods. Stocks are more volatile and riskier than some other forms of investment, such as short-term, high-grade fixed-income securities.

- *Foreign Risks:* Because the Fund may own securities of foreign issuers, it may be subject to risks not usually associated with owning securities of U.S. issuers. These risks can include fluctuations in foreign currencies, foreign currency exchange controls, political and economic instability, differences in financial reporting, differences in securities regulation and trading and foreign taxation issues.

- *Emerging Market Risk:* Investments in emerging markets present greater risk than investing in foreign issuers generally. Emerging market countries have political, legal and economic systems that are less developed and less stable than those of more developed nations often making such investments less liquid and more volatile.

- *Selection Risk:* Selection risk is the chance that poor security selection will cause the Fund to underperform other funds with similar investment objectives.

Performance Information

This Fund has less than one full calendar year of performance; therefore, total return information is not meaningful.

The NAV of the Fund will fluctuate with market conditions.

Who May Want to Invest?

Consider investing in the Fund if you are:
- Investing for long-term goals, such as retirement
- Seeking to add a global growth component to your portfolio
- Seeking capital appreciation and are willing to accept the higher volatility associated with investing in foreign stocks

This Fund will not be appropriate for someone:
- Seeking safety of principal
- Investing for the short-term or investing emergency reserves
- Looking primarily for regular income


Capital Growth Fund

**Investment Objective and
Principal Investment Strategies**

The Fund's investment objective is to seek capital growth. This objective may be changed by the Trustees without shareholder approval. The Fund normally invests at least 65% of its total assets in common stocks and other equity securities of growth companies. The Fund may also invest in preferred stocks and securities convertible into common stocks or other equity securities. The Fund's primary approach is to seek what the Fund's Specialist Manager believes to be unusually attractive growth investments on an individual company basis based on a combination of positive future business fundamentals and attractive current valuations. By the Specialist Manager's definition, a growth company with positive future business fundamentals has at least one of the following traits: consistent earnings growth; accelerating earnings growth; better than expected business fundamentals; or an underlying change in a company, industry or regulatory environment. The Fund may invest in cyclical industries when the Fund's Specialist Manager believes such industries are in or are entering into a growth cycle and have above-average potential for capital growth. The Fund attempts to reduce overall exposure to risk from declines in securities prices by spreading its investments over many different companies in a variety of industries.

The Fund does not limit its investments to any single group or type of security. The Fund may invest in unseasoned issuers and in securities involving special circumstances, such as initial public offerings, companies with new management or management reliant on one or a few key people, special products and techniques, limited or cyclical product lines, markets or resources, or unusual developments, such as mergers, liquidations, bankruptcies or leveraged buyouts.

The Fund generally sells securities when the Fund's Specialist Manager's assessments of the capital growth potential of such securities materially changes. Other factors include a change in economic or market factors in general or with respect to a particular industry, a change in the market trend or other factors affecting an individual security, changes in the relative market performance or appreciation possibilities offered by individual securities and other circumstances bearing on the desirability of a given investment.

(See "Other Considerations – Temporary Defensive Positions".)

Principal Investment Risks

The price per share of the Fund will fluctuate with changes in value of the investments held by the Fund. You may lose money by investing in the Fund. There is no guarantee that the Fund will achieve its objective. The Fund faces the following general risks:

- *Market Risk:* The values of stocks fluctuate in response to the activities of individual companies and general stock market and economic conditions. Stock prices may decline over short or even extended periods. Stocks are more volatile and riskier than some other forms of investment, such as short-term, high-grade fixed income securities.

- *Growth Stocks:* Growth stocks tend to shift in and out of favor depending on market and economic conditions. Thus, the returns on growth stocks may trail returns from other types of investments in the overall stock market.

- *Selection Risk:* Selection risk is the chance that poor security selection will cause the Fund to underperform other funds with similar investment objectives.

- *Foreign Risks:* Because the Fund may own securities of foreign issuers, it may be subject to risks not usually associated with owning securities of U.S. issuers. These risks can include fluctuations in foreign currencies, foreign currency exchange controls, political and economic instability, differences in financial reporting, differences in securities regulation and trading, and foreign taxation issues.


Capital Growth Fund
continued

- *Emerging Market Risk:* Investments in emerging markets present greater risk than investing in foreign issuers generally. Emerging market countries have political, legal and economic systems that are less developed and less stable than those of more developed nations, often making such investments less liquid and more volatile.

- *Capitalization Risk:* To the extent the Fund invests significantly in small or mid-capitalization companies, it may have capitalization risk. These companies may present additional risk because they have less predictable earnings, more volatile share prices and less liquid securities than large capitalization companies. These securities may fluctuate in value more than those of larger, more established companies and, as a group, may suffer more severe price declines during periods of generally declining stock prices.

- *Derivative Instruments:* In general terms, a derivative instrument is one whose value depends on (or is derived from) the value of an underlying asset, interest rate or index. Options, futures and options on futures are examples of derivative instruments. Derivative instruments involve risks different from direct investments in underlying securities. These risks include imperfect correlation between the value of the instruments and the underlying assets; risks of default by the other party to certain transactions; risks that the transactions may result in losses that partially or completely offset gains in portfolio positions; and risks that the transactions may not be liquid.

Performance Information

This Fund is a new Fund for which performance information is not yet available.

The NAV of the Fund will fluctuate with market conditions.

Who May Want to Invest?

Consider investing in the Fund if you are:
- Investing for long-term goals, such as retirement
- Seeking to add a growth component to your portfolio
- Seeking capital appreciation and are willing to accept the higher volatility associated with investing in growth stocks

This Fund will not be appropriate for someone:
- Seeking safety of principal
- Investing for the short-term or investing emergency reserves
- Looking primarily for regular income


Growth Fund

**Investment Objective and
Principal Investment Strategies**

The Fund's investment objective is long-term growth of capital, which may not be changed without shareholder approval. In pursuit of its objective, the Fund normally invests at least 80% of its total assets in equity securities, which include common stocks, preferred stocks and convertible securities of U.S. issuers and foreign issuers whose securities are U.S. dollar denominated and are traded on a U.S. securities market. Although the Fund invests primarily in equity securities of larger capitalization companies, the Fund is not limited to such investments and will consider investing in securities of companies with varying market capitalizations if they otherwise meet the Adviser's criteria for purchases.

The Adviser uses a fundamental "bottom-up" approach to selecting securities for investment. Factors considered may include analysis of an issuer's financial condition, industry position, management, growth prospects, earnings estimates and other general economic and market conditions. Based upon the analysis of such factors, the Adviser selects those securities which, in the Adviser's judgment, will produce a return that exceeds the average for companies included in the Standard and Poor's 500 Composite Stock Price Index (the "S&P 500® Index"). The Adviser will consider selling those securities when it determines that such securities would no longer meet its criteria for purchase or when alternative investments become more attractive.

(See "Other Considerations – Temporary Defensive Positions".)

Principal Investment Risks

The price per share of the Fund will fluctuate with changes in value of the investments held by the Fund. You may lose money by investing in the Fund. There is no guarantee that the Fund will achieve its objective. The Fund faces the following general risks:

- *Market Risk:* The values of stocks fluctuate in response to the activities of individual companies and general stock market and economic conditions. Stock prices may decline over short or even extended periods. Stocks are more volatile and riskier than some other forms of investment, such as short-term, high-grade fixed income securities.

- *Selection Risk:* Selection risk is the chance that poor security selection will cause the Fund to underperform other funds with similar investment objectives.

- *Capitalization Risk:* To the extent the Fund invests significantly in small or mid-capitalization companies, it may have capitalization risk. These companies may present additional risk because they have less predictable earnings, more volatile share prices and less liquid securities than large capitalization companies. These securities may fluctuate in value more than those of larger, more established companies and, as a group, may suffer more severe price declines during periods of generally declining stock prices.


Growth Fund
continued

Performance Information

The bar chart on this page shows how the Growth Fund has performed during its first full calendar year. The table below it compares the Fund's performance over time to that of the S&P 500®, a widely recognized, unmanaged index of common stocks. The bar chart and table give you some indication of the risks of an investment in the Fund by comparing the Fund's performance with a broad measure of market performance. Unlike the Fund, indexes are not investments, do not incur fees or expenses and are not professionally managed. It is not possible to invest directly in an index.

Both the bar chart and the table assume reinvestment of dividends and distributions and reflect voluntary and contractual fee reductions. Without voluntary fee reductions, the Fund's performance would have been lower.

The Fund's performance results do not reflect the cost of insurance and separate account charges which are imposed under your variable annuity or variable life insurance policy. Of course, past performance does not indicate how the Fund will perform in the future.

Performance Bar Chart and Table

Calendar-Year Total Returns —



-10.28%
2000

| Best quarter: | 6.45% | Q1 | '00 |
| Worst quarter: | −10.20% | Q3 | '00 |

Average Annual Total Returns

	Inception	One Year Ended December 31, 2000	Since Inception
Growth Fund	November 9, 1999	−10.28%	−2.31%
S&P 500® Index	November 9, 1999	−9.10%	−2.47%

Who May Want To Invest?

Consider investing in the Fund if you are:
- Investing for long-term goals, such as retirement
- Seeking to add a growth component to your portfolio
- Seeking capital appreciation and are willing to accept the higher volatility associated with investing in growth stocks

This Fund will not be appropriate for someone:
- Seeking safety of principal
- Investing for the short term or investing emergency reserves
- Looking primarily for regular income

13


American Growth Fund

**Investment Objective and
Principal Investment Strategies**

The Fund's investment objective is long-term capital appreciation. This objective may be changed by the Trustees without shareholder approval. In pursuit of its objective, the Fund normally invests at least 65% of its total assets in equity securities, which include common stocks, preferred stocks and convertible securities of larger capitalization companies (including American Depository Receipts ("ADRs"), American Depository Shares ("ADS") and U.S. dollar-denominated securities of foreign issuers). The Fund considers a large company to have a market capitalization of at least $10 billion. The Fund may invest up to 20% of its total assets in foreign securities (not including ADRs, ADSs, or U.S. dollar-denominated securities of foreign issuers).

The Specialist Manager will consider selling those securities when it determines that such securities would no longer meet its criteria for purchase or when alternative investments become more attractive.

(See "Other Considerations – Temporary Defensive Positions".)

Principal Investment Risks

The price per share of the Fund will fluctuate with changes in value of the investments held by the Fund. You may lose money by investing in the Fund. There is no guarantee that the Fund will achieve its objective. The Fund faces the following general risks:

- *Market Risk:* The values of stocks fluctuate in response to the activities of individual companies and general stock market and economic conditions. Stock prices may decline over short or even extended periods. Stocks are more volatile and riskier than some other forms of investment, such as short-term, high-grade fixed income securities.

- *Selection Risk:* Selection risk is the chance that poor security selection will cause the Fund to underperform other funds with similar investment objectives.

- *Growth Stocks:* Growth stocks tend to shift in and out of favor depending on market and economic conditions. Thus, the returns on growth stocks may trail returns from other types of investments in the overall stock market.

- *Foreign Risks:* Because the Fund may own securities of foreign issuers, it may be subject to risks not usually associated with owning securities of U.S. issuers. These risks can include fluctuations in foreign currencies, foreign currency exchange controls, political and economic instability, differences in financial reporting, differences in securities regulation and trading and foreign taxation issues.

Performance Information

This Fund is a new Fund for which performance information is not yet available.

The NAV of the Fund will fluctuate with market conditions.

Who May Want to Invest?

Consider investing in the Fund if you are:
- Investing for long-term goals, such as retirement
- Seeking to add a large capitalization growth component to your portfolio

This Fund will not be appropriate for someone:
- Seeking safety of principal
- Investing for the short-term or investing emergency reserves
- Looking primarily for regular income


Comstock Fund

Investment Objective and Principal Investment Strategies

The Fund's investment objective is to seek capital growth and income through investing in equity securities, including common stocks, preferred stocks and convertible securities. This objective may be changed by the Trustees without shareholder approval. In pursuit of its objective, the Fund normally invests at least 65% of its total assets in common stocks. In selecting securities for investment, the Fund focuses primarily on the security's potential for capital growth and income. The Fund emphasizes a "value" style of investing in seeking well-established, undervalued companies. The Fund's Specialist Manager generally seeks to identify companies that are undervalued and have identifiable factors that might lead to improved valuation. This catalyst could come from within the company in the form of new management, operational enhancements, restructuring or reorganization. It could also be an external factor, such as an improvement in industry conditions or a regulatory change. The Fund may invest in issuers of small-, medium- or large-capitalization companies. The Fund may dispose of a security whenever, in the opinion of the Fund's Specialist Manager, factors indicate it is desirable to do so. Such factors include change in economic or market factors in general or with respect to a particular industry, a change in the market trend or other factors affecting an individual security, change in the relative market performance or appreciation possibilities offered by individual securities and other circumstances bearing on the desirability of a given investment. The Fund may invest up to 25% of its total assets in securities of foreign issuers. The Fund may purchase or sell certain derivative instruments, such as options, futures and options on futures, for various portfolio management purposes.

(See "Other Considerations – Temporary Defensive Positions".)

Principal Investment Risks

The price per share of the Fund will fluctuate with changes in value of the investments held by the Fund. You may lose money by investing in the Fund. There is no guarantee that the Fund will achieve its objective. The Fund faces the following general risks:

- *Market Risk:* The values of stocks fluctuate in response to the activities of individual companies and general stock market and economic conditions. Stock prices may decline over short or even extended periods. Stocks are more volatile and riskier than some other forms of investment, such as short-term, high-grade fixed income securities.

- *Value Stocks:* A "value" style of investing emphasizes undervalued companies with characteristics for improved valuations. This style of investing is subject to the risk that the valuations never improve or that the returns on "value" equity securities are less than returns on other styles of investing or the overall stock markets.

- *Selection Risk:* Selection risk is the chance that poor security selection will cause the Fund to underperform other funds with similar investment objectives.

- *Foreign Risks:* Because the Fund may own securities of foreign issuers, it may be subject to risks not usually associated with owning securities of U.S. issuers. These risks can include fluctuations in foreign currencies, foreign currency exchange controls, political and economic instability, differences in financial reporting, differences in securities regulation and trading, and foreign taxation issues.

- *Capitalization Risk:* To the extent the Fund invests significantly in small or mid-capitalization companies, it may have capitalization risk. These companies may present additional risk because they have less predictable earnings, more volatile share prices and less liquid securities than large capitalization companies. These securities may fluctuate in value more than those of larger, more established companies and, as a group, may suffer more severe price declines during periods of generally declining stock prices.


Comstock Fund
continued

- *Derivative Instruments:* In general terms, a derivative instrument is one whose value depends on (or is derived from) the value of an underlying asset, interest rate or index. Options, futures and options on futures are examples of derivatives. Derivative instruments involve risks different from direct investment in underlying securities. These risks include imperfect correlation between the value of the instruments and the underlying assets; risks of default by the other party to certain transactions; risks that the transactions may result in losses that partially or completely offset gains in portfolio positions; and risks that the transactions may not be liquid.

Performance Information

This Fund is a new Fund for which performance information is not yet available.

The NAV of the Fund will fluctuate with market conditions.

Who May Want to Invest?

Consider investing in the Fund if you are:
- Investing for long-term goals, such as retirement
- Seeking to add a value stock component to your portfolio

This Fund will not be appropriate for someone:
- Seeking safety of principal
- Investing for the short-term or investing emergency reserves
- Looking primarily for regular income



Growth and Income Fund

Investment Objective and Principal Investment Strategies

The Fund's investment objective is income and long-term growth of capital. This objective may be changed by the Trustees without shareholder approval.

The Fund normally invests at least 65% of its total assets in income-producing equity securities, including common stocks and convertible securities although investments are also made in non-convertible preferred stocks and debt securities "investment grade," that is rated within the four highest grades assigned by Standard & Poor's ("S&P") or by Moody's Investors Services, Inc. ("Moody's").

In selecting securities for investment the Fund will focus primarily on the security's potential for income and capital growth. The Fund's Specialist Manager may focus on larger capitalization companies which it believes possess characteristics for improved valuation. The Fund's Specialist Manager looks for catalysts for change that may positively impact a company, such as new management, industry development or regulator change. The aim is to uncover these catalysts for change, and then benefit from potential stock price appreciation of the change taking place at the company. Although focusing on larger capitalization companies, the Fund may invest in securities of small- or medium-sized companies.

The Fund may dispose of a security whenever, in the opinion of the Fund's Specialist Manager, factors indicate it is desirable to do so. Such factors include change in economic or market factors in general or with respect to a particular industry, a change in the market trend or other factors affecting an individual security, changes in the relative market performance or appreciation possibilities offered by individual securities and other circumstances bearing on the desirability of a given investment.

The Fund may invest up to 25% of it total assets in securities of foreign issuers.

(See "Other Considerations – Temporary Defensive Positions".)

Principal Investment Risks

The price per share of the Fund will fluctuate with changes in value of the investments held by the Fund. You may lose money by investing in the Fund. There is no guarantee that the Fund will achieve its objective. The Fund faces the following general risks:

- *Market Risk:* The values of stocks fluctuate in response to the activities of individual companies and general stock market and economic conditions. Stock prices may decline over short or even extended periods. Stocks are more volatile and riskier than some other forms of investment, such as short-term, high-grade fixed income securities.

- *Interest Rate Risk:* Interest rate risk is the chance that the value of the bonds the Fund holds will decline due to rising interest rates. When interest rates rise, the price of most bonds goes down. When interest rates go down, bond prices go up. The price of a bond is also affected by its maturity. Bonds with longer maturities generally have greater sensitivity to changes in interest rates.

- *Credit Risk:* Credit risk is the chance that a bond issuer will fail to repay interest and principal in a timely manner, reducing the Fund's return. Also, an issuer may suffer adverse changes in financial condition that could lower the credit quality of a security, leading to greater volatility in the price of the security and the Fund's shares. A change in the quality rating of a bond can affect the bond's liquidity and make it more difficult for the Fund to sell.


Growth and Income Fund
continued

- *Foreign Risks:* Because the Fund may own securities of foreign issuers, it may be subject to risks not usually associated with owning securities of U.S. issuers. These risks can include fluctuations in foreign currencies, foreign currency exchange controls, political and economic instability, differences in financial reporting, differences in securities regulation and trading, and foreign taxation issues.

- *Selection Risk:* Selection risk is the chance that poor security selection will cause the Fund to underperform other funds with similar investment objectives.

- *Capitalization Risk:* Securities of small and mid-capitalization companies tend to be more volatile, have less predictable earnings, and are less liquid than those of large capitalization companies.

- *Derivative Instruments:* In general terms, a derivative instrument is one whose value depends on (or is derived from) the value of an underlying asset, interest rate or index. Options, futures and options on futures are examples of derivatives. Derivative instruments involve risks different from direct investment in underlying securities. These risks include imperfect correlation between the value of the instruments and the underlying assets; risks of default by the other party to certain transactions; risks that the transactions may result in losses that partially or completely offset gains in portfolio positions; and risks that the transactions may not be liquid.

Performance Information

This Fund is a new Fund for which performance information is not yet available.

The NAV of the Fund will fluctuate with market conditions.

Who May Want To Invest?

Consider investing in the Fund if you are:
- Investing for long-term goals, such as retirement
- Seeking income and growth of capital
- Pursuing a balanced approach to investments in both growth- and income-producing securities

This Fund will not be appropriate for someone:
- Pursuing an aggressive high growth investment strategy
- Seeking a stable share price
- Investing emergency reserves



Diversified Assets Fund

Investment Objective and Principal Investment Strategies

The Fund's investment objective is total return consistent with reduction of long-term volatility, which may not be changed without shareholder approval.

The Fund normally invests approximately 65% of its total assets in fixed income securities (which include investment grade corporate bonds and U.S. Government securities), 25% in equity securities and 10% in money market securities. Generally, the mix may vary within ranges of 50-70% for fixed income securities, 20-40% for stocks and 5-15% for money market securities.

The Adviser uses a portfolio management team approach. In making asset allocation decisions, the portfolio management team evaluates forecasts for inflation, interest rates and long-term corporate earnings growth. The team then examines the potential effect of these factors on each asset group over a one-to-three-year time period and compares its risk analysis to a weighted index of 65% of the Lehman Brothers Intermediate Government/Credit Bond Index, 25% of the S&P 500® Index, and 10% of the 90-day Treasury Bill. The team then selects securities based on a "bottom-up" analysis in accordance with the following criteria:

• *Bonds.* The Fund invests in fixed income securities including (1) government and corporate bonds, (2) mortgage-backed securities (including stripped mortgage-backed securities) and (3) asset-backed securities. The Fund invests primarily in bonds rated within the four highest long-term or two highest short-term rating categories or comparable quality unrated securities. The Fund may invest up to 20% of its total assets in high yield debt securities. Under normal conditions, the Fund intends to hold debt securities (other than money market securities) with maturities between 1 and 10 years. However, securities with any maturity are eligible for purchase. The Adviser begins the portfolio management process by reviewing current economic activity and forecasting how it may change in the future. The Adviser uses this forecast to allocate the Fund's assets across different market sectors and maturities based on its view of the relative value of each sector or maturity.

• *Stocks.* The Fund invests in common stocks, preferred stocks and convertible securities. The Fund may invest in both U.S. issuers and foreign issuers whose securities are U.S. dollar denominated and traded on a U.S. security market, and invests primarily in equity securities of larger capitalization companies. The Adviser uses a "bottom-up" approach to selecting securities for investment. Based upon the analysis of various factors, the Adviser selects those securities which, in its judgment, will outperform the average for the companies included in the S&P 500® Index.

• *Money Market Instruments.* The Fund will invest in high-quality, U.S. dollar-denominated short-term obligations, including commercial paper, asset-backed securities, obligations of financial institutions and other high-quality money market instruments issued by U.S. and foreign issuers. These securities will be rated in one of the two highest short-term rating categories of at least two rating agencies or will be unrated securities of comparable quality.

(See "Other Considerations – Temporary Defensive Positions".)

Principal Investment Risks

The price per share of the Fund will fluctuate with changes in value of the investments held by the Fund. You may lose money by investing in the Fund. There is no guarantee that the Fund will achieve its objective. The Fund faces the following general risks:

• *Market Risk:* The values of stocks fluctuate in response to the activities of individual companies and general stock market and economic conditions. Stock prices may decline over short or even extended periods. Stocks are more volatile and riskier than some other forms of investment, such as short-term, high-grade fixed income securities.

19


Diversified Assets Fund
continued

- *Interest Rate Risk:* Interest rate risk is the chance that the value of the bonds the Fund holds will decline due to rising interest rates. When interest rates rise, the price of most bonds goes down. When interest rates go down, bond prices go up. The price of a bond is also affected by its maturity. Bonds with longer maturities generally have greater sensitivity to changes in interest rates.

- *Credit Risk:* Credit risk is the chance that a bond issuer will fail to repay interest and principal in a timely manner, reducing the Fund's return. Also, an issuer may suffer adverse changes in financial condition that could lower the credit quality of a security, leading to greater volatility in the price of the security and the Fund's shares. A change in the quality rating of a bond can affect the bond's liquidity and make it more difficult for the Fund to sell.

- *Security Quality Risk:* The Fund has authority to invest up to 20% of its total assets in high yield, high risk debt securities. These lower quality securities have speculative characteristics and are more volatile and are more susceptible to credit risk than investment grade securities. Because of their more precarious financial position, issuers of high yield bonds may be more vulnerable to changes in the economy or to interest rate changes that might affect their ability to repay debt.

- *Selection Risk:* Selection risk is the chance that poor security selection will cause the Fund to underperform other funds with similar investment objectives.

- *Capitalization Risk:* Securities of small and mid-capitalization companies tend to be more volatile, have less predictable earnings, and are less liquid than those of large capitalization companies.

- *Yield Curve Risk:* This is the risk that changes in the shape of the yield curve will affect the value of the Fund's investments in income-producing or debt securities.

- *Volatility Risk:* This is the risk that the magnitude of the changes in the shape of the yield curve will affect the value of the Fund's investments in income-producing or debt securities.


Diversified Assets Fund
continued

Performance Information

The bar chart on this page shows how the Diversified Assets Fund has performed during its first full calendar year. The table below it compares the Fund's performance over time to that of the Diversified Assets Index, a blended index representing S&P 500® (25%), Lehman Intermediate Gov't/Credit Bond Index (65%), and U.S. Treasury 90 day T-Bill (10%). The bar chart and table give you some indication of the risks of an investment in the Fund by comparing the Fund's performance with a broad measure of market performance. Unlike the Fund, indexes are not investments, do not incur fees or expenses and are not professionally managed. It is not possible to invest directly in an index.

Both the bar chart and the table assume reinvestment of dividends and distributions and reflect voluntary and contractual fee reductions. Without voluntary fee reductions, the Fund's performance would have been lower.

The Fund's performance results do not reflect the cost of insurance and separate account charges which are imposed under your variable annuity or variable life insurance policy. Of course, past performance does not indicate how the Fund will perform in the future.

Performance Bar Chart and Table

Year-by-Year Total Returns —



| Best quarter: | 2.57% | Q1 | '00 |
| Worst quarter: | −0.27% | Q4 | '00 |

Average Annual Total Returns

	Inception	One Year Ended December 31, 2000	Since Inception
Diversified Assets Fund	November 9, 1999	3.51%	5.58%
Diversified Assets Index	November 9, 1999	4.84%	5.49%
S&P 500® Index	November 9, 1999	−9.10%	−2.47%
Lehman Intermediate Gov't/Credit Bond Index	November 9, 1999	10.10%	8.19%
U.S. Treasury 90 day T-bill	November 9, 1999	6.21%	6.07%

Who May Want To Invest?

Consider investing in the Fund if you are:
• Investing for long-term goals, such as retirement
• Seeking regular monthly income
• Pursuing a balanced approach to investments in both growth- and income-producing securities

This Fund will not be appropriate for someone:
• Pursuing an aggressive high growth investment strategy
• Seeking a stable share price
• Investing emergency reserves


Fixed Income Fund

Investment Objective and Principal Investment Strategies

The Fund's investment objective is to maximize total return with secondary emphasis on income, which may not be changed without shareholder approval.

In pursuit of its objective, the Fund normally invests at least 80% of its total assets in fixed income securities rated within the four highest rating categories by a primary credit rating agency or, if unrated, which are determined by the Adviser to be of comparable quality. Fixed income securities include U.S. Government securities, corporate debt securities, U.S. dollar denominated securities of foreign issuers (including corporate debt securities, certificates of deposit and bankers' acceptances issued by foreign banks, and obligations of foreign governments or their subdivisions, agencies and instrumentalities, international agencies and supranational entities), zero coupon and pay-in-kind securities, asset-backed securities, mortgage-backed securities (including stripped mortgage-backed securities) and taxable and tax-exempt municipal securities.

The Fund also may invest up to 20% of its total assets in high yield securities (debt securities determined by a primary credit rating agency to have a lower probability of being paid and have a credit rating lower than BBB by Standard & Poor's or Baa by Moody's Investor Services, Inc. or, if unrated, which are deemed of comparable quality by the Adviser).

The Adviser begins the portfolio management process by reviewing current economic activity and forecasting how it may change in the future. The Adviser uses this forecast to allocate the Fund's assets across different market sectors and maturities based on its view of the relative value of each sector or maturity. The Adviser analyzes the risk profile of the Fund's benchmark, the Lehman Brothers Government/Credit Bond Index, then adjusts the portfolio's risk relative to the benchmark to enhance long-term returns. Specific securities are included in the portfolio based on a fundamental analysis of the securities' cash flow, risk and/or credit fundamentals.

Under normal conditions, the Fund intends to hold securities (other than money market securities) with maturities primarily between 1 and 30 years with an average maturity of between 5 and 13 years, when weighted according to the Fund's holdings. However, securities with any maturity are eligible for purchase. The Adviser may sell a security if its fundamental qualities deteriorate or to take advantage of more attractive investment opportunities.

(See "Other Considerations – Temporary Defensive Positions".)


Fixed Income Fund
continued

Principal Investment Risks

The price per share of the Fund will fluctuate with changes in value of the investments held by the Fund. You may lose money by investing in the Fund. There is no guarantee that the Fund will achieve its objective. The Fund faces the following general risks:

• *Market Risk:* Market risk means that the bond market in general fluctuates, which may affect the performance of any individual fixed income security.

• *Interest Rate Risk:* Interest rate risk is the chance that the value of the bonds the Fund holds will decline due to rising interest rates. When interest rates rise, the price of most bonds goes down. When interest rates go down, bond prices go up. The price of a bond is also affected by its maturity. Bonds with longer maturities generally have greater sensitivity to changes in interest rates.

• *Credit Risk:* Credit risk is the chance that a bond issuer will fail to repay interest and principal in a timely manner, reducing the Fund's return. Also, an issuer may suffer adverse changes in financial condition that could lower the credit quality of a security, leading to greater volatility in the price of the security and the Fund's shares. A change in the quality rating of a bond can affect the bond's liquidity and make it more difficult for the Fund to sell.

• *Prepayment Risk:* The Fund's investments in mortgage-backed and asset-backed securities are subject to the risk that the principal amount of the underlying obligation may be repaid prior to the bond's maturity date. Such repayments are common when interest rates decline. When such a repayment occurs, no additional interest will be paid on the investment. Prepayment exposes the Fund to lower return upon subsequent reinvestment of the principal.

• *Security Quality Risk:* The Fund has authority to invest up to 20% of its total assets in high yield, high risk debt securities. These lower quality securities have speculative characteristics and are more volatile and are more susceptible to credit risk than investment grade securities. Because of their more precarious financial position, issuers of high yield bonds may be more vulnerable to changes in the economy or to interest rate changes that might affect their ability to repay debt.

• *Income Risk:* Income risk is the chance that falling interest rates will cause the Fund's income to decline. Income risk is generally higher for short-term bonds.

• *Selection Risk:* Selection risk is the chance that poor security selection will cause the Fund to underperform other funds with similar investment objectives.

• *Yield Curve Risk:* This is the risk that changes in the shape of the yield curve will affect the value of the Fund's investments in income-producing or debt securities.

• *Volatility Risk:* This is the risk that the magnitude of the changes in the shape of the yield curve will affect the value of the Fund's investments in income-producing or debt securities.

Additional Risks

• Asset-backed securities involve the risk that such securities may not have the benefit of a complete security interest in the related collateral.


Fixed Income Fund
continued

Performance Information

The bar chart on this page shows how the Fixed Income Fund has performed during its first full calendar year. The table below it compares the Fund's performance over time to that of the Lehman Brothers Government/Credit Bond Index, a widely recognized, unmanaged index generally representative of intermediate government and corporate bonds. The bar chart and table give you some indication of the risks of an investment in the Fund by comparing the Fund's performance with a broad measure of market performance. Unlike the Fund, indexes are not investments, do not incur fees or expenses and are not professionally managed. It is not possible to invest directly in an index.

Both the bar chart and the table assume reinvestment of dividends and distributions and reflect voluntary fee reductions. Without voluntary fee reductions, the Fund's performance would have been lower. The Fund's performance does not reflect the cost of insurance and separate account charges which are imposed under your variable annuity or variable life insurance policy. Of course, past performance does not indicate how the Fund will perform in the future.

Performance Bar Chart and Table

Calendar Year Total Return —



| Best quarter: | 4.31% | Q4 | '00 |
| Worst quarter: | 1.41% | Q2 | '00 |

Average Annual Total Returns

	Inception	One Year Ended December 31, 2000	Since Inception
Fixed Income Fund	November 9, 1999	11.71%	8.43%
Lehman Brothers Government/Credit Bond Index	November 9, 1999	11.84%	9.06%

Who May Want To Invest?

Consider investing in the Fund if you are:
• Seeking to add a monthly income component to your portfolio
• Willing to accept the risks of price and income fluctuations
• Wanting to add diversification to a portfolio invested primarily in stocks

This Fund will not be appropriate for someone:
• Investing emergency reserves
• Seeking a stable share price


Money Market Fund

Investment Objective and Principal Investment Strategies

The Fund's investment objective is current income consistent with stability of principal, which may not be changed without shareholder approval.

The Fund invests substantially all (but not less than 80%) of its total assets in a diversified and liquid portfolio of high quality, money market investments, including:

- U.S. Government securities;
- Certificates of deposits, time deposits, bankers' acceptances and other short-term instruments issued by U.S. or foreign banks;
- U.S. and foreign commercial paper and other short-term corporate debt obligations, including those with floating rate or variable rates of interest;
- Obligations issued or guaranteed by one or more foreign governments or their agencies, including supranational entities;
- Loan participation interests;
- Asset backed securities; and
- Repurchase agreements collateralized by the types of securities described above.

The Fund is required to invest at least 95% of its total assets in the securities of issuers with the highest credit rating, with the remainder invested in securities with the second-highest credit rating. The Fund is subject to certain federal rules which require it to:
- maintain an average dollar-weighted portfolio maturity of 90 days or less

- buy individual securities that have remaining maturities of 13 months or less

- invest only in high-quality, dollar-denominated, short-term obligations.

(See "Other Considerations – Temporary Defensive Positions".)

Principal Investment Risks

The Fund is not guaranteed to maintain a constant net asset value of $1.00 per share, and it is possible to lose money by investing in the Fund.

- *Interest Rate Risk:* This is the risk that changes in interest rates will affect the value of the Fund's investments in income-producing or debt securities. Increases in interest rates may cause the value of the Fund's investments to decline.

- *Credit Risk:* Although credit risk is very low because the Fund only invests in high quality obligations, if an issuer fails to pay interest or repay principal, the value of your investment could decline.

- An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Who May Want to Invest?

Consider investing in the Money Market Fund if you:
- Are seeking preservation of capital
- Have a low risk tolerance

The Money Market Fund will not be appropriate for anyone:
- Seeking high total returns
- Pursuing a long-term goal or investing for retirement

Performance Information

This Fund has less than one full calendar year of performance; therefore, total return information is not meaningful. You can obtain the Fund's current 7-day yield by calling 1-800-542-5427.

The yield of the Fund will fluctuate with market conditions.



More About the Funds

Investors should carefully consider their investment goals and willingness to tolerate investment risk before allocating their investment among the Funds. The Funds have the flexibility to make portfolio investments and engage in other investment techniques that are different than the principal strategies discussed in this prospectus. More information on the Funds' investment strategies may be found in the Statement of Additional Information (see back cover). Following is a table that indicates an overview of the risks which are:

- P = PRINCIPAL;
- S = SECONDARY (i.e., not principal); or
- N = NOT APPLICABLE.

	Aggressive Growth Fund	Strategic Growth Fund	Global Opportunities Fund	Capital Growth Fund	Growth Fund	American Growth Fund	Comstock Fund	Growth & Income Fund	Diversified Assets Fund	Fixed Income Fund	Money Market Fund
Market Risk	P	P	P	P	P	P	P	P	P	P	N
Selection Risk	P	P	P	P	P	P	P	P	P	P	N
Growth Stocks	P	P	S	P	P	P	N	S	S	N	N
Value Stocks	N	N	S	N	N	N	P	S	N	N	N
Capitalization Risk	P	P	P	P	P	P	P	P	P	N	N
Foreign Risk	P	P	P	P	S	P	P	P	S	P	N
Emerging Market Risk	P	N	P	P	N	N	N	N	N	N	N
Interest Rate Risk	S	N	N	N	N	N	S	P	P	P	P
Credit Risk	S	N	N	N	N	N	S	P	P	P	P
Yield Curve/Volatility Risk	N	N	N	N	N	N	S	S	P	P	N
Security Quality Risk	N	N	N	N	N	N	N	N	N	Y	N
Prepayment Risk	S	N	N	N	N	N	N	S	P	P	N
Derivatives Risk	P	P	P	P	P	P	P	P	S	S	N
Leverage Risk	S	P	N	N	N	N	N	N	N	N	N

In addition to the information about the Funds in the Risk/Return Summaries, investors should consider the following information about the Funds:

Specific Risks of Investing in the Funds

Growth Stocks – The returns on growth stocks may or may not move in tandem with the returns on other styles of investing or the stock markets. Growth stocks may be particularly susceptible to rapid price swings during periods of economic uncertainty or in the event of earnings disappointments. Further, growth stocks typically have little or no dividend income to cushion the effect of adverse market conditions. To the extent a growth style of investing emphasizes certain sectors of the market, such investments will be more sensitive to market, political, regulatory and economic factors affecting those sectors.



More About the Funds
continued

Foreign Investment Risk – As a result of its foreign investments, the Fund may experience more rapid and extreme changes in value than funds that invest solely or primarily in U.S. securities. Investment risks include:

- lack of, or less stringent, uniform accounting, auditing; and financial reporting standards;
- changes in currency exchange rates;
- nationalization, confiscation, difficulties enforcing contracts, or foreign withholding/taxes;
- political instability and diplomatic developments that could adversely affect the Fund's investments;
- less government oversight of foreign stock exchanges, brokers and listed companies;
- less liquidity due to lower trading volumes of foreign markets, which may increase price volatility;
- foreign trading practices (including higher trading commissions, higher custodial charges and delayed settlements);
- less publicly available information about foreign companies; and
- negative effect on the value of the Fund's investments due to fluctuations in the exchange rates between the U.S. and foreign companies. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes to interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the U.S. or abroad.

Temporary Defensive Positions

In order to meet liquidity needs or for temporary defensive purposes, each Fund may hold investments, including uninvested cash reserves, that are not part of its main investment strategy. Each of the Funds, except the Money Market Fund, may invest for temporary defensive purposes up to 100% of its total assets in money market instruments, including short-term debt securities issued by the U.S. Government and its agencies and instrumentalities, domestic bank obligations, commercial paper or in repurchase agreements secured by bank instruments (with regard to the Global Opportunities Fund, such investments may include those of foreign governments and companies). In addition, each Fund, other than the Money Market Fund, may hold equity securities which in the Adviser's or Specialist Manager's opinion are more conservative than the types of securities in which the Fund typically invests. To the extent the Funds are engaged in temporary or defensive investments, a Fund will not be pursuing its investment objective.

Portfolio Turnover

While the Funds do not engage in short-term trading, in some cases in response to market conditions, a Fund's portfolio turnover rate may exceed 100%. A higher rate of portfolio turnover increases brokerage and other expenses, which must be borne by the Fund and its shareholders and may adversely affect the Fund's performance. High portfolio turnover also may result in the realization of substantial net short-term capital gains, which are taxable as ordinary income when distributed to shareholders.



The Manager and the Adviser

The Manager

USAllianz Advisers, LLC serves as the Manager for the USAllianz VIP Funds except for the Funds managed by the Adviser: Global Opportunities Fund, Growth Fund, Diversified Assets Fund, Fixed Income Fund and Money Market Fund ("AZOA Funds"). The Manager has signed portfolio management agreements with various Specialist Managers for portfolio management functions for certain Funds. The Manager compensates the Specialist Managers for its services as provided in the portfolio management agreement.

The Manager's address is 1750 Hennepin Avenue, Minneapolis, Minnesota 55403.

The Specialist Managers

Funds:	**Comstock and Growth and Income**
Specialist Manager:	Van Kampen Asset Management Inc. ("VKAM"), is a wholly owned subsidiary of Van Kampen Investment Inc. ("Van Kampen"). Van Kampen's assets under management as of December 31, 2000 were approximately more than $97 billion. VKAM's address is 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555.
Funds:	**Aggressive Growth and Capital Growth**
Specialist Manager:	Van Kampen Investment Advisory Corp. ("VKAC"), is a wholly owned subsidiary of Van Kampen, described above. VKAC's address is 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555.
Funds:	**Strategic Growth and American Growth**
Specialist Manager:	Fred Alger Management Inc. ("Alger") is a wholly owned subsidiary of Alger Associates, Inc., a financial services holding company. Its address is One World Trade Center, Suite 9333, New York, New York 10048. As of December 31, 2000, Alger had approximately $8.4 billion under management for its institutional and individual clients.

Duties of the Manager and Specialist Managers

Within the scope of an investment program approved by the Board of Trustees, the Manager advises the Fund on its investment policies and the Specialist Manager determines which securities are bought and sold, and in what amounts. The Manager continuously monitors the performance of various investment management organizations, including the Specialist Managers, and generally oversees the services provided to USAllianz VIP Funds by its administrator, custodian and other service providers.

The Manager is paid a fee as set forth below, by the Fund for its services, which includes any fee paid to the Specialist Manager.

Each Fund and the Manager, [under an order pending with the SEC,] may enter into and materially amend agreements with Specialist Managers without obtaining shareholder approval. This type of structure is commonly known as a "Manager of Managers" structure. For any Fund that is relying on the order, the Manager may:

- hire one or more Specialist Managers;
- change Specialist Managers; and
- reallocate management fees between itself and Specialist Managers.

The Manager will continue to have the ultimate responsibility for the investment performance of these Funds due to its responsibility to oversee Specialist Managers and recommend their hiring, termination and replacement. No Fund will rely on the order until it receives approval from:

- its shareholders; or
- in the case of a new Fund, the Fund's sole initial shareholder before the Fund is available to the public, and the Fund states in its prospectus that it intends to rely on the order. The Manager will not enter into an agreement with an affiliated specialist manager without that agreement, including the compensation to be paid under it, being similarly approved.



The Manager and the Adviser
continued

The Adviser

Allianz of America, Inc. (the "Adviser" or "AZOA"), located at 55 Green Farms Road, Westport, Connecticut 00881-5160, is the adviser for the AZOA Funds. With respect to the other Funds, USAllianz Advisers is the Manager. The Adviser, a registered investment adviser, was established in 1976 and as of December 31, 2000 managed more than $33 billion in fixed income, equity and real estate investments. Each of the Adviser and the Manager is a subsidiary of Allianz AG Holding ("Allianz AG"), one of the world's largest insurance and financial services companies. Allianz AG is headquartered in Munich, Germany and has operations in 70 countries. In North America, Allianz AG owns and operates Fireman's Fund Insurance Company, Allianz Life Insurance Company of North America, Jefferson Insurance Company, Allianz Insurance Company, Allianz Canada, and Allianz Mexico. Through its portfolio management team, the Adviser makes the day-to-day investment decisions and continuously reviews, supervises and administers the investment programs of the AZOA Funds.

For these advisory services, each Fund paid the Manager or Adviser a fee at the annual rate shown below:

	Percentage of Average Net Assets as of 12/31/2000
Aggressive Growth Fund	0.00%*
Strategic Growth Fund	0.00%*
Global Opportunities Fund	0.00%**
Capital Growth Fund	0.00%*
Growth Fund	0.00%**
American Growth Fund	0.00%*
Comstock Fund	0.00%*
Growth and Income Fund	0.00%*
Diversified Assets Fund	0.00%**
Fixed Income Fund	0.00%**
Money Market Fund	0.00%**

* The Fund had not commenced operations by 12/31/00. The fees representing contractual annual amounts payable as a percentage of the Fund's average net assets to the Manager which include amounts payable to the Specialist Manager are 0.85% for the American Growth Fund; and 0.95% for the Strategic Growth Fund; and as follows:

	in millions (M)			
Fund	Up to $100M	$100M to $250M	$250M to $500M	$500M or more
Capital Growth Fund	0.85%	0.80%	0.775%	0.75%
Growth and Income Fund	0.775%	0.75%	0.725%	0.675%
Comstock Fund	0.775%	0.75%	0.725%	0.675%
Aggressive Growth Fund	0.90%	0.85%	0.825%	0.80%

** The Adviser voluntarily waived all of its advisory fees paid in 2000; contractual fees (without waivers) are: .75% for the Growth Fund, .95% for Global Opportunities Fund, .50% for the Fixed Income Fund, .35% for the Money Market Fund and .55% for the Diversified Assets Fund.

Portfolio Managers of the Adviser

The Adviser has several portfolio managers committed to the day-to-day management of the AZOA Funds. Each portfolio manager uses a team approach to the investment management of the AZOA Funds except for the Money Market Fund, and relies on analysis, research and other information furnished by the team's experienced investment professionals.

Fixed Income Investments: Gary Brown is responsible for the team of highly trained investment professionals who manage the assets of the *Fixed Income Fund*. He also leads the team responsible for the fixed income investments of the *Diversified Assets Fund* and for the *Money Market Fund*. He is Senior Managing Director, Fixed Income of the Adviser and has twenty-six years of investment experience. Mr. Brown is currently responsible for directing the management of the Adviser's fixed income investments. He has been with the Adviser since 1991, after serving as Managing Director at CIGNA Investments from 1986 to 1991, with responsibility for CIGNA's public taxable and



Portfolio Managers of the Adviser
continued

tax-exempt bond portfolios, as well as four fixed income mutual funds and institutional client portfolios. His investment experience has covered all fixed income securities, including governments, corporates, mortgages, high yield, convertibles and various derivative products. Mr. Brown was a Vice President with CIGNA from 1982 to 1986, managing public and private fixed income investments for the insurance company portfolios, responsible for asset and liability management and CIGNA's convertible securities portfolio. Prior to joining CIGNA, he managed public bond and private placement investments for INA Capital Advisors, Inc from 1979 to 1982, and was an investment analyst with The Penn Mutual Life Insurance Company from 1975 to 1979. Mr. Brown received a B.S. and an M.B.A. from Drexel University.

Capital Investments: Ronald M. Clark, Senior Managing Director, leads the team of highly trained investment professionals responsible for the day-to-day management of the *Growth Fund* and the *Global Opportunities Fund* and for the capital investments of the *Diversified Assets Fund*. Mr. Clark is also responsible for directing the management of all capital investments of the Adviser and has twenty-nine years of investment experience. He began his career in 1972 at Mutual of New York as an investment analyst, and shortly thereafter joined its subsidiary, North American Life and Casualty, which was later renamed Allianz Life Insurance Company of North America, where he was Chief Investment Officer from 1973 to 1980. Since 1980, Mr. Clark has been with the Adviser. In addition to capital investments, his responsibilities include membership on the Investment Policy Committee of Allianz worldwide and the Finance Committee of the Adviser. In addition, he provides senior level oversight of real estate investments and holding company corporate finance activities. He is a graduate of the University of Wisconsin, with an undergraduate degree in Industrial Engineering, and masters in Finance and Real Estate.

The Statement of Additional Information (SAI) has more detailed information about the Adviser and other service providers.

Related Performance

AZOA

Each of the Growth Fund, Fixed Income Fund, Money Market Fund and Diversified Assets Fund is substantially similar to other pooled accounts advised by the Adviser. The performance information shown below is the performance of unregistered master trust portfolios managed by the Adviser for tax-exempt investors for the periods indicated. Although each such master trust portfolio commenced operations prior to 1994, such prior performance information has been omitted because the underlying data to support the performance is unavailable. Each master trust portfolio has investment objectives, policies, styles and strategies substantially similar to ones employed by the corresponding Fund. Each master trust portfolio is not subject to the diversification requirements, specific tax restrictions and investment limitations imposed on the Funds by the Investment Company Act of 1940 and Subchapter M of the Internal Revenue Code. Consequently, the performance of each master trust portfolio may have been adversely affected if it had been regulated as an investment company under the federal securities laws. Although this performance reflects the fees and expenses of the master trust portfolios, this performance **has not been** adjusted to reflect the fees and expenses which will apply to the Funds. Had such performance been adjusted for such fees and expenses, the performance results would have been lower. The information does not represent the Funds' performance, as such, nor is it indicative of the Funds' future performance. Investment results were not calculated pursuant to the methodology established by the Securities and Exchange Commission that will be used to calculate the Funds' performance results. For information concerning the Funds' performance from inception through December 31, 2000, see "Risk Return Summary – Performance Information" for each such fund.

Master Trust Portfolio Annual Total Return

Master Trust Portfolio	1994	1995	1996	1997	1998	1999	2000
Capital	−1.95%	33.73%	22.50%	33.94%	27.55%	25.88%	−11.16%
Fixed Income	−3.16%	20.47%	3.45%	10.48%	9.84%	−2.47%	12.03%
Money Market	3.98%	6.10%	5.50%	5.67%	5.49%	5.39%	6.54%
Diversified Assets	−1.65%	20.66%	10.36%	15.91%	13.82%	9.96%	3.55%


Related Performance
continued

Master Trust Portfolio
Average Annual Rates of Return (%) for Periods Ending December 31, 2000

The table below provides an indication of the risks of an investment in the AZOA Funds by showing performance of the master trust portfolios, as described above, as compared to a broad-based securities index and in the case of the diversified assets master trust portfolio, additionally to an index created by the Adviser.

	1 Year	5 Years
Capital Master Trust Portfolio	–11.16%	18.54%
S&P 500® Index (source: Bloomberg)	–9.10%	18.15%
Fixed Income Master Trust Portfolio	12.03%	6.53%
Lehman Brothers Government/Credit Bond Index (source: Bloomberg)	11.84%	6.24%
Money Market Master Trust Portfolio	6.49%	5.72%
3 Month Treasury Bill (source: Wall Street Journal)	6.21%	5.37%
Diversified Assets Master Trust Portfolio	3.55%	10.69%
Lehman Brothers Intermediate Government/Credit Bond Index	10.10%	6.11%
Diversified Assets Index*	4.84%	9.05%

* An index created by the Adviser consisting of several securities market indices including 65% of the Lehman Brothers Intermediate Government/Credit Bond Index, 25% of the S&P 500® Index and 10% of the 90-day Treasury Bill.

The Administrator and Distributor

BISYS Fund Services Ohio, Inc. ("BISYS"), whose address is 3435 Stelzer Road, Columbus, Ohio 43219-3035, serves as the Funds' administrator, transfer agent and fund accountant. Administrative services of BISYS include providing office space, equipment and clerical personnel to the Funds and supervising custodial, auditing, valuation, bookkeeping, legal and dividend disbursing services.

BISYS Fund Services Limited Partnership serves as the distributor of the Funds' shares (the "Distributor"). The Distributor may provide financial assistance in connection with pre-approved seminars, conferences and advertising to the extent permitted by applicable state or self-regulatory agencies, such as the National Association of Securities Dealers.

31



How Net Asset Value is Calculated

NAV is calculated by adding the total value of a Fund's investments and other assets, subtracting its liabilities and then dividing that figure by the number of outstanding shares of the Fund:

$$NAV = \frac{Total\ Assets - Liabilities}{Number\ of\ Shares\ Outstanding}$$

Pricing of Fund Shares

Per share NAV for each Fund, other than the Money Market Fund, is determined and its shares are priced at the close of regular trading on the New York Stock Exchange (the "NYSE"), normally at 4:00 p.m. Eastern time, on days the NYSE is open.

The securities (other than short-term debt securities) of the Funds, except the Money Market Fund, are generally valued at current market prices. If market quotations are not available, prices will be based on fair value as determined in good faith by or at the direction of the Funds' Trustees.

After the pricing of a foreign security has been established, if an event occurs which would likely cause the value to change, the value of the foreign security may be priced at fair value as determined in good faith by or at the direction of the Funds' Trustees. The effect of using fair value pricing is that the Fund's NAV will be subject to the judgment of the Board of Trustees or its designees instead of being determined by the market. In addition, the foreign securities acquired by a Fund may be valued in foreign markets on days when the Fund's NAV is not calculated. In such cases, the NAV of a Fund may be significantly affected on days when investors cannot buy or sell shares.

Money Market Fund

The Money Market Fund's NAV, the offering price, is expected to be constant at $1.00 per share although this value is not guaranteed. The NAV is determined each day at 1:00 p.m. Eastern time, on days the NYSE is open. The Money Market Fund values its securities at its amortized cost. The amortized cost method values a portfolio security initially at its cost on the date of the purchase and thereafter assuming a constant amortization to maturity of the difference between the principal amount due at maturity and initial cost.

Purchase and Redemption of Shares

Investors may not purchase or redeem shares of the Funds directly, but only through the variable annuity contracts and variable life insurance policies offered through the separate accounts of participating insurance companies. You should refer to the prospectus of the participating insurance company's separate account for information on how to purchase a variable annuity contract or variable life insurance policy, how to select specific USAllianz VIP Funds as investment options for your contract or policy and how to redeem monies from the Funds.

The Distributor may reject a purchase order if it considers it in the best interest of the Fund and its shareholders.

Orders for the purchase and redemption of shares of a Fund received before the NYSE closes are effected at the net asset value per share determined as of the close of trading on the NYSE (generally 4:00 p.m. Eastern time) that day. Orders received after the NYSE closes are effected at the next calculated net asset value. Payment for redemption will be made by the Funds within 7 days after the request is received.

The Funds may suspend the right of redemption under certain extraordinary circumstances in accordance with the rules of the Securities and Exchange Commission. The Funds do not assess any fees when they sell or redeem their shares.



Purchase and Redemption of Shares
continued

Each Fund reserves the right to make payment in securities rather than cash, known as "redemption in kind." This could occur under extraordinary circumstances, such as a large redemption that could affect Fund operations (for example, more than 1% of the Fund's net assets). If the Fund deems it advisable for the benefit of all shareholders, redemption in kind will consist of securities equal in market value to your shares. When you convert these securities to cash, you will pay brokerage charges.

The Funds currently do not foresee any disadvantages to investors if the Funds serve as an investment medium for both variable annuity contracts and variable life insurance policies. However, it is theoretically possible that the interest of owners of annuity contracts and insurance policies for which the Funds serve as an investment medium might at some time be in conflict due to differences in tax treatment or other considerations. The Board of Trustees and each participating insurance company would be required to monitor events to identify any material conflicts between variable annuity contract owners and variable life insurance policy owners, and would have to determine what action, if any, should be taken in the event of such a conflict. If such a conflict occurred, an insurance company investing in a Fund might be required to redeem the investment of one or more of its separate accounts from the Fund, which might force the Fund to sell securities at disadvantageous prices.

Distribution (12b-1) Fees

12b-1 fees compensate the Distributor and other dealers and investment representatives for services and expenses relating to the distribution of the Funds' shares in connection with the variable products through which Fund shares are sold. 12b-1 fees are paid from Fund assets on an ongoing basis. Over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

Each Fund pays a 12b-1 fee of up to 0.25% of its average daily net assets.

Dividends, Distributions and Taxes

Any income a Fund receives is paid out, less expenses, in the form of dividends to its shareholders. Shares begin accruing dividends on the day they are purchased. Income dividends on the Growth Fund and Global Opportunities Fund are usually paid semi-annually. Income dividends on the Growth and Income Fund are usually paid quarterly. Income dividends on the Money Market Fund, Diversified Assets Fund and Fixed Income Fund are usually paid monthly. Capital gains for all Funds are distributed at least annually.

All dividends and capital gain distributions will be automatically reinvested in additional shares of a Fund at the net asset value of such shares on the payment date.

Each Fund is treated as a separate corporate entity for tax purposes. Each Fund intends to elect to be treated as a regulated investment company and each Fund intends to qualify for such treatment for each taxable year under Subchapter M of the Internal Revenue Code of 1986, as amended. In addition, each Fund will diversify its investments so that on the last day of each quarter of a calendar year, no more than 55% of the value of its total assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. For this purpose, securities of a given issuer generally are treated as one investment and each U.S. Government agency or instrumentality is treated as a separate issuer. Any security issued, guaranteed, or insured (to the extent so guaranteed or insured) by the U.S. Government or an agency or instrumentality of the U.S. Government is treated as a security issued by the U.S. Government or its agency or instrumentality, whichever is applicable. If a Fund fails to meet this diversification requirement, income with respect to variable insurance contracts invested in the Fund at any time during the calendar quarter in which the failure occurred could become currently taxable to the owners of the contracts. Similarly, income for prior periods with respect to such contracts also could be taxable, most likely in the year of the failure to achieve the required diversification. Provided that a Fund and a separate account investing in the Fund satisfy applicable tax requirements, any distributions from the Fund to the separate account will be exempt from current federal income taxation to the extent that such distributions accumulate in a variable annuity contract or a variable life insurance contract.

Persons investing in variable annuity contracts or variable life insurance contracts should refer to the prospectuses with respect to such contracts for further information regarding the tax treatment of the contracts and the separate accounts in which the contracts are invested.

Financial Highlights

The financial highlights table is intended to help you understand the financial performance of the Growth Fund, Fixed Income Fund and the Diversified Assets Fund for the period ended December 31, 1999. Other Funds were not in operation during such period. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that you would have earned (or lost) on an investment in the indicated Fund (assuming reinvestment of all dividends and distributions). This information has been audited by [   ], whose report, along with each Fund's financial statements, are included in the Statement of Additional Information, which is available upon request.

[to be updated]

	Growth Fund	Period Ended December 31, 1999 (a) Fixed Income Fund	Diversified Assets Fund
Net Asset Value, Beginning of Period	$ 10.00	$10.00	$ 10.00
Income from Investment Operations:			
Net Investment Income	—	0.08	0.05
Net realized and unrealized gain (loss) on investments	0.85	(0.26)	0.23
Total from Investment Operations	0.85	(0.18)	0.28
Distributions to shareholders from:			
Dividends (from Net Investment Income)	—*	(0.08)	(0.05)
Total Distributions to Shareholders	—	(0.08)	(0.05)
Net Asset Value, End of Period	$ 10.85	$ 9.74	$ 10.23
Total Return	8.52%**	(1.79%)**	2.81%**
Ratios to Average Net Assets/Supplemental Data:			
Net Assets, end of period (000)	$11,214	$9,908	$10,371
Net investment income (loss) before waivers/ reimbursements	(2.89%)***	2.69%***	0.75%***
Net investment income net of waivers/reimbursements	0.12%***	5.71%***	3.56%***
Expenses before waivers/reimbursements	3.90%***	3.77%***	3.80%***
Expenses net of waivers/reimbursements	0.90%***	0.75%***	1.00%***
Portfolio turnover rate	5.27%	55.81%	52.17%

(a) From commencement of operations on November 9, 1999 to December 31, 1999.

  * Distributions from net investment income were less than one cent per share.

 ** Total return for periods less than one year is not annualized.

*** Annualized.

This Prospectus is intended for use only when accompanied or preceded by a separate account prospectus.

For more information about the Funds, the following documents are available free upon request:

Annual/Semi-Annual Reports (Reports):

Each Fund's annual and semi-annual reports to shareholders contain additional information about the Funds' investments. In the annual report, you will find a discussion of the market conditions and investment strategies that significantly affected each Fund's performance during its last fiscal year.

Statement of Additional Information (SAI):

The SAI provides more detailed information about the Funds, including their respective operations and investment policies. It is incorporated by reference and is legally considered a part of this Prospectus.

You can get free copies of Reports and the SAI, or request other information and discuss your questions about the USAllianz VIP Funds by contacting a broker or bank that sells the Funds. Or contact the Funds at:

> **USAllianz VIP Funds**
> **3435 Stelzer Road**
> **Columbus, Ohio 43219**
> **TELEPHONE: 1-877-833-7113**
> **E-Mail: invest.serv@usallianzvipfunds.com**
> **Internet: http://www.usallianzvipfunds.com**

Information from the Securities and Exchange Commission:

You can obtain copies of Fund documents from the SEC as follows:

In person:

Public Reference Room in Washington, D.C. (For their hours of operation, call 1-202-942-8090.)

By mail:

Securities and Exchange Commission
Public Reference Section
Washington, D.C. 20549-0102
(The SEC charges a fee to copy any documents.)

On the EDGAR database via the Internet:

www.sec.gov

By electronic request:

publicinfo@sec.gov.

Investment Company Act file no. 811-9491.